Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-146177

RJO GLOBAL TRUST
(a Delaware statutory trust)

Supplement
To
Prospectus and Disclosure Document
Dated April 30, 2010

You should read this supplement together with the Prospectus and Disclosure Document dated April 30, 2010 (the “Prospectus”).  The following information amends the Prospectus.  If any statement in this supplement conflicts with a statement in the Prospectus, the statement in this supplement controls.

Services Provided by R.J. O’Brien Fund Management, LLC
222 South Riverside Plaza, Suite 900
Chicago, Illinois 60606
telephone (312) 373-5000

RJO Global Trust

Supplement dated October 1, 2010 to the Prospectus and Disclosure Document dated April 30, 2010

The first paragraph under the heading “The Trading Advisors” on page 2 of the Prospectus is deleted in its entirety and replaced with the following:

The trust was originally established and operated as a single-advisor commodity pool.  As of November 1, 2008, the trust became a multi-advisor commodity pool.  As of October 1, 2010, the trust’s assets were reallocated to the current eight trading advisors:  Abraham Trading, L.P. (“ATC”), Conquest Capital, LLC (“Conquest”), Dominion Capital Management Institutional Advisors, Inc. (“DCMIA”), Global Advisors (Jersey) Limited (“GAJL”), Haar Capital Management LLC (“Haar”), John W. Henry & Company, Inc. (“JWH”), NuWave Investment Management, LLC (“NW”), and Trigon Investment Advisors, LLC (“Trigon”).  As of October 1, 2010, the net assets available for trading were allocated to the eight trading advisors with the approximate percentage allocation to each trading advisor as indicated below:

•	Abraham Trading, L.P. – Trading Diversified – 16.66%
•	Conquest Capital, LLC – Macro – 16.66%
•	Dominion Capital Management Institutional Advisors, Inc. – Dominion Sapphire Program – 8.33%
•	Global Advisors (Jersey) Limited – Commodity Systematic – 16.66%
•	Haar Capital Management, LLC – Discretionary Commodity Trading Program – 8.33%
•	John W. Henry & Company, Inc. – Diversified Plus – 8.33%
•	NuWave Investment Management, LLC – Combined Futures Portfolio (2x) – 16.66%
•	Trigon Investment Advisors, LLC – Discretionary Macro – 8.33%

[Remainder of page intentionally left blank]

The information under the heading “Organizational Chart” on page 10 of the Prospectus is deleted in its entirety and replaced with the following:

RJO GLOBAL TRUST

Organizational Chart

The following is an organizational chart that shows the relationship among the various parties involved with this offering.  Other than the trading advisors and the trustee, all of the entities indicated in the organizational chart are affiliates of RJO Holdings, Corp.  See “Conflicts of Interest” beginning at page 70 of the Prospectus.

RJO Holdings, Corp.
R.J. O'Brien & Associates, LLC (Futures Broker)
R.J. O'Brien Alternative Asset Management, LLC
R.J. O'Brien Securities, LLC (Lead Selling Agent)
Customer Agreement
R.J. O'Brien Fund Management, LLC (Managing Owner)
Selling Agreement
Wilmington Trust Company (Trustee)
Declaration and Agreement of Trust
RJO Global Trust
Trading Advisory Agreements
Abraham Trading, L.P.
Conquest Capital, LLC
Dominion Capital Management Institutional Advisors, Inc.
Global Advisors (Jersey) Limited
Haar Capital Management, LLC
John W. Henry & Company, Inc.
NuWave Investment Management, LLC
Trigon Investment Advisors, LLC

The second full paragraph under the heading “The Trading Advisors – Trading Advisory Agreements” on pages 30-31 of the Prospectus is deleted in its entirety and replaced with the following:

The trust and the managing owner have entered into eight advisory agreements with the following commodity trading advisors (CTAs):  Abraham Trading, L.P., Conquest Capital, LLC, Dominion Capital Management Institutional Advisors, Inc., Global Advisors (Jersey) Limited, Haar Capital Management LLC, John W. Henry & Company, Inc., NuWave Investment Management, LLC, and Trigon Investment Advisors, LLC.  Effective October 1, 2010, each CTA trades a percentage of the trust’s assets, with an approximate percentage of net assets available for trading allocated as follows:

•	Abraham Trading, L.P. – Trading Diversified – 16.66%
•	Conquest Capital, LLC – Macro – 16.66%
•	Dominion Capital Management Institutional Advisors, Inc. – Dominion Sapphire Program – 8.33%
•	Global Advisors (Jersey) Limited – Commodity Systematic – 16.66%
•	Haar Capital Management, LLC – Discretionary Commodity Trading Program – 8.33%
•	John W. Henry & Company, Inc. – Diversified Plus – 8.33%
•	NuWave Investment Management, LLC – Combined Futures Portfolio (2x) – 16.66%
•	Trigon Investment Advisors, LLC – Discretionary Macro – 8.33%

The following information about Dominion Capital Management Institutional Advisors, Inc. and Trigon Investment Advisors, LLC is hereby added to the Prospectus under the heading “The Trading Advisors”

7.  Dominion Capital Management Institutional Advisors, Inc.

Introduction

Dominion Capital (“Dominion”) is engaged in the business of providing trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests across a portfolio which includes global stock index futures, global interest rate futures, commodity futures, and foreign exchange markets.  Dominion manages customer accounts with a disciplined, systematic trading and risk management approach.  Dominion’s principal business address is 12935 S. West Bayshore Drive, Suite 420, Traverse City, Michigan 49684.  Dominion’s phone number is (231) 995-4412, and its facsimile number is (231) 995-4450.

Dominion Capital Management Institutional Advisors, Inc. is a Michigan corporation incorporated in March 2010 (“DCMIA”) and registered with the CFTC as a commodity trading advisor in March 2010.  Dominion Capital Management Institutional Advisors, Inc. is an affiliate of Dominion Capital Management, Inc., an Illinois corporation (“DCM”).  DCM was incorporated in May 1994 and was registered with the CFTC as a commodity trading advisor in July 1994 and as a commodity pool operator in August 1999 and has been an NFA member since July 1994.  DCMIA and DCM both operate under the assumed name of Dominion Capital, and are both wholly-owned by Scott A. Foster, an NFA registered principal and associated person.

DCMIA has three principals:  Scott A. Foster, Joseph H. Vanderbosch and Gregory J. Donahue.  Mr. Foster is responsible for making trading decisions for DCMIA.

Dominion Principals

Scott A. Foster is the President, Chief Executive Officer, sole shareholder and the sole director of Dominion and has also been a registered principal and associated person of DCM since July 1994 and DCMIA since March 2010.  Mr. Foster is responsible for all investment decisions made by Dominion and the development of all trading models, money and risk management strategies, portfolio selection and ongoing research and product development utilized by Dominion.  Prior to forming Dominion, Mr. Foster was Senior Trader and an associated person of A.O. Management Corporation, a registered CTA, from June 1991 through February 1994.  His responsibilities there included research and development of technical and fundamental trading models, product development, and supervising execution and trading desk activities.  From October 1988 through June 1991 Mr. Foster was President of and responsible for all investment decisions made by The Dominion Financial Group, Ltd., a private trading company.  Mr. Foster holds a Bachelor of Arts degree from Grove City College.

Joseph H. Vanderbosch is Executive Vice President of Marketing and Client Services and a registered principal and associated person of DCM since March 2003 and DCMIA since March 2010.  Mr. Vanderbosch is pending as a forex associated person of DCMIA.  He is responsible for maintaining client relationships and new business development.  Prior to joining Dominion, Mr. Vanderbosch worked at Wintrust Financial Corporation, a bank holding company, in their trust and investment subsidiary from January 2001 to February 2003.  His responsibilities there included marketing trust and investment services to the holding company’s Chicago based banking facilities and clients.  From April 1995 to December 2000 he served as Director of Marketing and Client Services for Telesis Management, Inc., a fund manager in Santa Barbara, California, where he designed and implemented a global marketing and equity raising campaign.  Prior to that Mr. Vanderbosch was Vice President of marketing for R.J. O’Brien & Associates, Inc, a registered FCM, from February 1993 to April 1995.  Mr. Vanderbosch earned a bachelor’s degree in Psychology from Colorado College in Colorado Springs, Colorado.

Gregory J. Donahue, Esq. is General Counsel and Vice President of Dominion.  He has been a registered principal of DCM since April 2006 (and was also a registered principal of DCM from May 2001 to September 2004) and has been a registered principal of DCMIA since March 2010.  Mr. Donahue joined Dominion in July 2000 and is responsible for providing the firm with guidance on all legal issues including corporate operation/governance and regulatory compliance, as well as overseeing all of Dominion’s day-to-day internal business operations.  Prior to joining Dominion, Mr. Donahue was an associate attorney with Stark, Regan & Finnerty, P.C. in Troy, Michigan (July 1996 through September 1997) and Brandt, Fisher, Alward and Roy, P.C. (October 1997 through July 2000), where he practiced in the areas of corporate law, transactional law, mergers and acquisitions and commercial finance.  Mr. Donahue was admitted to the Michigan Bar in November 1996.  Mr. Donahue obtained his Juris Doctor degree from Wayne State University in May 1996 and his Bachelor of Science degree from the University of Michigan in May 1993.

Dominion and its principals may, from time to time, trade securities, futures, and related contracts for their own proprietary accounts.  If Dominion or its principals engage in such trading, investors will not be able to inspect such records.

Dominion, its principals, and key personnel do not have any beneficial or ownership interest in the trust.

Legal Concerns

There have been no material administrative, civil or criminal proceedings against Dominion or any of its principals, which are pending, are on appeal or have concluded at any time during the last five years.

Trading Strategy

The following description of Dominion, its trading systems, methods, models, and strategies is general and not intended to be exhaustive.  Additionally, the following description of Dominion’s trading strategy relates to Dominion generally and not to the trust itself.

Dominion provides trading advisory services to customers with respect to futures contracts, forward contracts, and other futures-related interests across a portfolio which includes global stock index futures, global interest rate futures, commodity futures, and foreign exchange markets.  Dominion’s “Sapphire Program” is utilized in Dominion’s management of assets on behalf of the trust.  The Sapphire Program and its systems and methodologies are beneficially owned and controlled by Scott A. Foster, but are licensed to Dominion.  Scott A. Foster is primarily responsible for overseeing Dominion’s trading decisions.

Sapphire Program Philosophy and Methodology

The Sapphire Program was developed by Scott A. Foster through intense research, development and refinement drawn from his experiences and observations that span over three decades of managing client assets.  While the trading approach is deeply rooted in philosophical concepts and principles, the program models, system methodologies and trading applications are highly technical in nature and use momentum, volatility, and pattern recognition to generate buy and sell signals.  All models in the Sapphire Program have no long or short bias and ignore major trends.  The trading is exclusively short-term (approximately 1-5 days), with an average holding period of approximately 2½ days.  Within this time period, Dominion believes that price action is driven primarily by fear, greed, and money flow.  Through the innovative application of concepts and ideas researched, tested and applied with cutting edge technology, Dominion’s models attempt to quantify and exploit this “psychology of trading” in the major global financial markets.

Portfolio and Risk Management

The cornerstone to Dominion’s approach to the markets is aggressive risk management.  Dominion’s traders monitor the markets 24 hours a day, implementing Dominion’s disciplined, systematic trading and risk management strategies.  Dominion uses proprietary risk management software to monitor exposure and risk real-time (by position, sector, and portfolio).  Money and risk management is dynamic and adjusts to different market conditions.

 The Sapphire Program portfolio currently contains global stock index futures, global interest rate futures, commodity futures, and foreign exchange markets.  Margin to equity is generally not expected to exceed 40% of the trading level of the account (average margin to equity ranges from 5-10%).  The number of round turns per each $1,000,000 in a client account is generally not expected to exceed 5,000 in any consecutive 12-month period.

Following is a list of markets currently monitored and/or traded in Dominion’s Sapphire Program; however, Dominion reserves the right to add or delete contracts without prior notification to the client:

•
Stock Index Contracts: Dow Jones, S&P 500, CAC 40, DAX, FTSE 100, MIB, AEX, Kospi, Bovespa, SPI 200, Nikkei 225 (Osaka & Singapore), Hang Seng, Russell 2000, Nasdaq 100, Taiwan Stock Index, and Euro Stoxx.

•	Commodity Contracts: Coffee, Silver, Sugar, Gold, Cocoa, Heating Oil, Cotton, Copper, Crude Oil, Soybeans, Natural Gas, Wheat, Unleaded Gas, Live Cattle, Brent Crude, Gas Oil, Live Hogs, and Corn.

•	Foreign Exchange: Dollar/Yen, Dollar/Swiss, Euro/US Dollar, Pound Sterling/Dollar, Pound Sterling/Yen, Euro/Yen, Aussie/Dollar, Dollar/Canada, Dollar/Rand, and Peso/Dollar.

•	Interest Rate Contracts: US Bond, Euro Bund, Japanese Government Bond, British Long Gilt, US 10yr, US 5yr, Bobl, Schatz, and Aussie 10yr.

Dominion Sapphire Program Past Performance

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Dominion or the trust in the future, since past results are no guarantee of future results.  There can be no assurances that Dominion or the trust will make any profits at all, or will be able to avoid incurring substantial losses.  You should also note that interest income may constitute a significant portion of a commodity pool’s total income, and in certain circumstances, may generate profits where there have been realized or unrealized losses from commodity trading.  A portion of the trust’s assets are allocated to the Sapphire Program.

Set forth below in Capsule A is the past performance history of the Dominion Sapphire Program, one of the programs that is traded for the trust.  The past performance information set forth in Capsule A below has not been audited; however, Dominion believes that this information is accurate and fairly represented.  Please note that Dominion claims an exemption and operates pursuant to CFTC Regulation 4.7 and, as such, avails itself of all available relief regarding required disclosures.

Prospective investors should note that the following table for the Dominion Sapphire Program presents performance data from a model account with a trading level of $3,000,000, traded in real-time along with all other customer accounts in the Sapphire Program.  Dominion’s research and performance accounting indicates that accounts with a trading level of at least $3,000,000, being equal in all material respects (see variables below), track very closely in performance.  Accordingly, individual accounts may have achieved better or worse results than those shown in Capsule A.  When reviewing performance records, prospective investors should understand that it is important to note that in a presentation of past performance data, different accounts, even though they are traded according to the same set of rules, can have varying investment results.  The reasons for this include (1) the period during which they are active and when they began trading, (2) the timing of modifications to the trading strategy, (3) the account size, since an account with a limited amount of funds may have different results than an account with a greater amount of funds available, (4) the liquidity of the futures contract traded may not be sufficient to allow an order to be placed with a sufficient number of contracts to ensure that every customer account will participate in every trade an advisor makes for its managed accounts, (5) the brokerage commission rate charged to an account, since brokerage commissions will affect the account’s performance, (6) the management fee and performance fee rates may vary from account to account, and (7) split fills received on block orders placed by the advisor.  However, in Dominion’s opinion, the following capsule adequately reflects the performance of Dominion’s Sapphire Program of comparable accounts in all material respects.

Capsule A

Dominion Capital Management Institutional Advisors, Inc. – Dominion Sapphire Program

Name of commodity trading advisor:	Dominion Capital
Name of program:	Dominion Sapphire Program
Inception of trading by CTA:	May 1994
Inception of trading in program:	May 2005
Number of open accounts:	37
Aggregate assets overall as of July 31, 2010:	$116 million
Aggregate assets in program as of July 31, 2010:	$116 million
Worst monthly drawdown since inception:	(4.52)%, April 2009
Worst peak-to-valley drawdown since inception:	(8.71)%, February 2009 – April 2009
2010 year-to-date return:	2.44% (7 months)
2009 annual return:	5.11%
2008 annual return:	19.21%
2007 annual return:	6.09%
2006 annual return:	0.47%
2005 annual return:	10.26%

You should read the footnotes located under “Notes to the Performance Information” on pages 32 to 33 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

8.  Trigon Investment Advisors, LLC

Introduction

Trigon Investment Advisors, LLC, (“Trigon”) is a Delaware limited liability company formed in October 2002 by Mr. Paul D. Mastroddi and Mr. Ante Basic.  Trigon is engaged in the business of providing trading services to customers with respect to futures contracts, forward contracts, and other futures related interests (collectively, “futures interest contracts”) across different global asset classes.  Trigon manages accounts for trading in futures interest contracts on a discretionary basis and its trading methodologies are speculative in nature.

Trigon has been registered with the CFTC as a commodity trading advisors and commodity pool operator and has been a member of the NFA since April 4, 2003.  Trigon has two principals: Paul D. Mastroddi and Ante Basic.  Mr. Mastroddi and Mr. Basic are responsible for making trading decisions for Trigon.

Trigon Principals

Paul D. Mastroddi is the co-founder and portfolio manager of Trigon.  He is a registered principal, associated person, and NFA associate member of Trigon since April 2003.  Mr. Mastroddi is an economist by training, with a Ph.D. in economics from Yale University (June 1985).  He was an economist at JPMorgan Chase, an investment bank and global financial services firm (September 1985 to June 1996), where he was managing director and chief U.S. economist.  Mr. Mastroddi was ranked one of the top economists on Wall Street in the mid-1990s in polls such as those conducted by Institutional Investor and Greenwich Associates.  Mr. Mastroddi began his career as an investment manager at Lattanzio Group, an alternative asset management company, where he ran the macro overlay for an equity-oriented hedge fund (July 1996 to December 1997).  From December 1996 to July 1998, Mr. Mastroddi was a registered principal, associated person and NFA associate member of Lattanzio Group LLC.  He was a registered principal of Lattanzio Capital LLC from December 1996 to July 1998 and an associated person and NFA associate member of Lattanzio Capital LLC from January 1997 to July 1998.  In January 1998, the Lattanzio partners joined Omega Advisors, an alternative asset management company, as a group and Mr. Mastroddi briefly advised and traded for Omega Advisors (January 1998 to December 1998).  From February 1998 to March 1999 he was an associated person and NFA associate member of Omega Associates LLC.  Mr. Mastroddi had sole responsibility for managing up to $100 million in capital at Moore Capital Management, an alternative asset management company (January 1999 to December 2000).  From October 1999 to February 2001 he was an associated person and from August 1999 to February 2001 he was NFA associate member of Moore Capital Management LLC.  Mr. Mastroddi worked at MLC, a private investment fund, and along with Mr. Basic jointly managed their alternative and traditional investment portfolios (January 2001 to September 2002).  From July 2001 to June 2004 he was an associated person and from June 2001 to June 2004 he was NFA associate member of MLC International Investment Group LLC.  Mr. Mastroddi and Mr. Basic co-founded Trigon in October 2002.

Mr. Mastroddi graduated in June 1981 from Fordham University with a B.A. in Economics and Philosophy.  He received his M.A., M.Phil. and Ph.D. in Economics from Yale University in June 1985.

Ante Basic is the co-founder and portfolio manager of Trigon.  He is a registered principal, associated person, and NFA associate member of Trigon since April 2003.  He started his career at JPMorgan Chase, an investment bank and global financial services firm, (January 1990 to June 1996).  During his tenor at JPMorgan Chase, Mr. Basic worked as a fund analyst and head trader of a quantitative trading group responsible for portfolio management, research and development of systematic and quantitative trading strategies.  From February 1993 to May 1994 he was an associated person and NFA associate member of JP Morgan Alternative Asset Management Inc.  Additionally, from October 1994 to April 1996 he was a registered principal and from May 1994 to April 1996, he was an associated person and NFA associate member of Chase Manhattan Global Trading Strategies Inc.  Mr. Basic was co-founder, President and head trader of Global Capital Markets Strategies, Inc., a commodity trading advisor and fund consulting company, from July 1996 to October 1999.  He was responsible for developing and implementing the firm’s systematic trading strategies.  From May 1999 to January 2000 he was a registered principal and from May 1997 to November 1999, Mr. Basic was an associated person and NFA associate member of Global Capital Markets Strategies Inc.  From November 1999 to July 2000, Mr. Basic was Senior Vice President of Refco Fund Holdings, an alternative asset management company, where he traded proprietary capital and oversaw the firm’s alternative asset division.  From June 2000 to July 2000 Mr. Basic was a registered principal and from February 2000 to July 2000 he was an associated person and from January 2000 to July 2000 he was a NFA associate member of Refco Fund Holdings LLC.  He was a registered principal of Refco Fund Management LLC from June 2000 to July 2000, and a registered principal, associated person and NFA associate member of Refco Alternative Investment Group LLC from June 2000 to July 2000.  Mr. Basic was managing director at MLC, a private investment fund, from August 2000 to September of 2002.  He co-managed with Mr. Mastroddi MLC’s alternative and traditional investment portfolios and managed a team of external and internal investment professionals.  From July 2001 to June 2004 Mr. Basic was an associated person and from June 2001 to June 2004 he was a NFA associate member of MLC International Investment Group LLC.  Mr. Basic and Mr. Mastroddi co-founded Trigon in October 2002.

Mr. Basic graduated from Brooklyn College of City University of New York with a B.S. in Business Management and Finance in December of 1989.

Legal Concerns

There have been no material administrative, civil, or criminal proceedings against Trigon or any of its principals, which are pending, are on appeal or have concluded any time since Trigon’s inception of trading.

Trading Strategy

The following description of Trigon, its trading methods and strategies is general and not intended to be exhaustive.  Additionally, the following description of Trigon’s trading strategy relates to Trigon generally and not to the trust itself.

Trigon Discretionary Macro Program

Trigon’s Discretionary Macro Program has been trading since 2007.  The program trades futures and over-the-counter currencies on a purely discretionary basis with a focus on fixed income, foreign exchange, equity indices and commodities.  Capital is allocated to two strategies.  Both strategies begin with Trigon’s fundamental framework, which is an assessment of economic and policy conditions that typically drive  markets including the stage of the business cycle (recession/expansion), the momentum of growth and inflation (accelerating/decelerating), the availability of credit and other fundamental issues.  But non-fundamental inputs are also very important to the strategies as well.

The Global Short-Term Interest Rate Strategy trades major fixed income rates markets in North America, Europe, and Asia.  Trading is both trend and countertrend and includes both flat price and spread positions.  This strategy pursues a methodology in which expectations for the future path of short-term rates are extracted from yield curves; quantitative screens identify value in calendar and inter-market spreads; volatility screens identify favorable risk/reward; the fundamental framework informs choice of trades that pass the method’s more quantitative hurdles.  Trading in short-term rates is unique in that expectations for central bank policy rates usually comprise virtually the majority of trading action and this elevates the importance of fundamental inputs.  Other inputs include volatility analysis and valuation models.

The Opportunistic Strategy trades foreign exchange, the long end of fixed income markets, equity indices and select commodities.  This strategy pursues a methodology in which the fundamental framework guides biases to be long or short in each of the major asset classes.  Additional inputs are then applied, including correlation analysis, volatility analysis and balance sheet analysis (for commodities).  Trades are often part of a theme, such as “global economic recovery” or “Australian economic outperformance.”  Thus, this strategy would be classified as “fundamental macro.”

The Discretionary Macro Program implements a three-stage risk control framework.  At the portfolio level, capital at risk is limited to 6% of the net asset value.  Thus if all stops are elected and all premium goes to zero (the program is never net short premium), then the maximum 24-hour drawdown is designed to be limited to 6% of the net asset value.  At the strategy level, the program’s risk is roughly evenly divided between the Global Short-Term Interest Rate and Opportunistic Strategies.  While some “borrowing” may occur (a strategy’s risk may edge above 3%), it would likely be modest.  This enforces diversification.  Finally, at the trade level, risk control is accomplished through trading of liquid markets with firm stops.  Trades typically risk about 35 basis points of the net asset value to a maximum of 70 basis points.

Ante Basic and Paul Mastroddi are the sole risk takers, and this has been the case for all programs since Trigon’s inception.

Trigon Discretionary Macro Past Performance

You are cautioned that the information set forth in the following capsule summary is not necessarily indicative of, and may have no bearing on, any trading results that may be attained by Trigon or the trust in the future, since past results are no guarantee of futures results.  There can be no assurance that Trigon or the trust will make profits at all, or will be able to avoid incurring substantial losses.  You should also note that interest income may constitute a significant portion of a commodity pool’s total income, and in certain circumstances, may generate profits where there have been realized or unrealized losses from commodity trading.  A portion of the trust’s assets are allocated to the Trigon Discretionary Macro program.

The information set forth in the tables below has not been audited; however, Trigon believes that this information is accurate and fairly represented.

Capsule A

Trigon Investment Advisors, LLC – Trigon Discretionary Macro

Name of commodity trading advisor:	Trigon Investment Advisors, LLC
Name of program:	Discretionary Macro
Inception of trading by CTA:	October 2002
Inception of trading in program:	August 2007
Number of open accounts:	3
Aggregate assets overall as of July 31, 2010
Including “notional” equity:	$493,594,307
Aggregate assets in program as of July 31, 2010
Including “notional” equity:	$329,505,190
Worst monthly drawdown since January 1, 2005:	(3.30%), August 2007
Worst peak-to-valley drawdown since January 1, 2005:	(4.27%), August 2007 – June 2008
2010 year-to-date return:	(1.41%) (7 months)
2009 annual return:	8.41%
2008 annual return:	11.99%
2007 annual return:	(2.62%) (5 months)

You should read the footnotes located under “Notes to the Performance Information” on pages 32 to 33 of the Prospectus, which are an integral part of the above performance capsule.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

All references in the Prospectus to the “Eighth Amended and Restated Declaration and Agreement of Trust” are replaced with a reference to the “Ninth Amended and Restated Declaration and Agreement of Trust.”

Effective September 1, 2010, the managing owner of the trust and the trustee executed the Ninth Amended and Restated Declaration and Agreement of Trust of RJO Global Trust.

The last sentence under the heading “Interest on Trust Assets” on page 98 of the Prospectus is deleted in its entirety and replaced with the following:

The managing owner anticipates that it will be retaining RJO Investment Management LLC, an affiliate of the managing owner, to serve as a cash manager to the trust.  If retained, RJO Investment Management LLC will begin serving as cash manager during the 4th quarter of 2010.  The assets will be held by Wells Fargo Bank, N.A. as custodian.